EXHIBIT 8

SIGNIFICANT SUBSIDIARIES

WMC Resource’s significant subsidiaries are as follows:

•
WMC (Olympic Dam Corporation) Pty Ltd – Incorporated in Australia, this company owns the Olympic Dam Operations which produces high quality refined copper and uranium oxide, gold and silver as co-products. It is wholly owned.

•	WMC Fertilizers Pty Ltd – Incorporated in Australia, this company owns the Queensland Fertilizer Operations and fertilizer distribution arm, Hi-Fert Pty Ltd. It is wholly owned.

•
WMC Finance Ltd – Incorporated in Australia, this company’s principal activities were the borrowing and lending of money and other financing activities including commodity and currency hedging and the selling of gold and silver purchased from related entities. It is wholly owned by WMC Resources.

•	WMC Finance (USA) Ltd – Incorporated in Australia, the principal activity of this company is to hold debt issues raised in the United States market. It is wholly owned.